ORIGINAL COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02044965

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One) :

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended January 1, 2002

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from_______ to ________

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173)
1001 13th Avenue, East
Bradenton, Florida 34208

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577


PROCESSING
SEC MAIL
RECEIVED
JUN 28 2002
SECTION
155
WASH., D.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173)

Date: June 27, 2002

By: 

Name: Marianne Ferrari

Title: Secretary of the Benefits Committee. Chief Personnel Officer and Senior Vice President of Human Resources. (The Benefits Committee is the Plan Administrator of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173))

GUTIERREZ & CO. *Certified Public Accountants*

141-05 NORTHERN BOULEVARD
SUITE 1D
FLUSHING, NY 11354
TELEPHONE (718) 886-7444
FAX (718) 886-8428

Plan Administrator

Retirement Savings and Investment Plan for Union Employees
of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173)

We hereby consent to the incorporation by reference in Registration Statement No. 333-65992 on Form S-8 of our Report dated June 26, 2002 which appears in your Annual Report on Form 11-K of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173) for the period ended January 1, 2002.

Gutierrez & Co.

Flushing, New York
June 27, 2002

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173)

FINANCIAL STATEMENTS

JANUARY 1, 2002 and DECEMBER 31, 2001

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173)

INDEX TO FINANCIAL STATEMENTS

GUTIERREZ & CO. *Certified Public Accountants*

141-05 NORTHERN BOULEVARD
SUITE 1D
FLUSHING, NY 11354
TELEPHONE (718) 886-7444
FAX (718) 886-8428

INDEPENDENT AUDITORS' REPORT

To the Benefits Committee
of the Retirement Savings and
Investment Plan for Union Employees of Tropicana
Products, Inc. and Affiliates (Teamsters Local Union #173)

We were engaged to audit the financial statements of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union#173) (the "Plan") as of and for the period and year ended January 1, 2002 and December 31, 2001. These financial statements are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 2 , which was certified by Dreyfus Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the financial statements. We have been informed by the plan administrator that Dreyfus Trust Company holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certification from the trustee as of January 1, 2002 and December 31, 2001 and for the period and plan year then ended that the information provided to the plan administrator by them is complete and accurate.

Because of the significance of the information that we did not audit, we were unable to, and do not express an opinion on the accompanying financial statements taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, has been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



Flushing, New York
June 26, 2002

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	January 1, 2002	December 31, 2001
Investments		
Money Market Fund:		
Dreyfus Cash Management Plus Fund	$ -	$ 819
Stable Income Fund:		
Dreyfus-Certus Stable Value Fund Series	-	6,638
Bond Fund:		
Dreyfus A Bond Plus Fund	-	2,726
S&P 500 Index Fund:		
Dreyfus Institutional S&P 500 Stock Index Fund	-	1
Disciplined Stock Fund:		
Dreyfus Disciplined Stock Fund	-	-
Growth Equity Fund:		
Warburg Pincus Emerging Growth Fund	-	3
PepsiCo Company Stock Fund		
PepsiCo Company Common Stock	-	780,890
TBC Inc. Pooled Employee Fund	-	2,951
Total Investments	-	794,028
Receivables		
Interest	-	2,331
Proceeds from Unsettled Sales	-	8,813,345
Total Assets	-	9,609,704
Liabilities		
Cost of Unsettled Purchases	-	2,866
Total Liabilities	-	2,866
Net Assets Available for Benefits	$ -	$ 9,606,838

The accompanying notes are an integral part of the financial statements.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Period Ended January 1, 2002	Year Ended December 31, 2001
Contributions		
Participating Employees	$ -	$ 1,622,257
Investment Activities		
Investment Income		
Money Market Fund	-	15,624
Stable Income Fund	-	72,988
Bond Fund	-	26,708
S&P 500 Index Fund	-	24,548
PepsiCo Company Stock Fund	2	7,505
Disciplined Stock Fund	-	8,935
Total Investment Income	2	156,308
Net Appreciation/(Depreciation) in Value of Investments		
Bond Fund	28	(10,611)
S & P 500 Index Fund	-	(299,071)
Disciplined Stock Fund	-	(564,786)
Growth Equity Fund	-	(211,116)
PepsiCo Company Stock Fund	(78,517)	9,933
Total Net Appreciation/(Depreciation) In Value of Investments	(78,489)	(1,075,651)
Increase (decrease) in Plan Equity from Investment Activities	(78,487)	(919,343)
Participant Withdrawals	-	(648,244)
Transfer from other Plan	-	172
Increase in Plan Equity	-	54,842
Plan Equity at Beginning of Year	9,606,838	9,551,996
Transfer of Plan Assets (Note 4)	(9,528,351)	-
Plan Equity at End of Year	$ -	$ 9,606,838

The accompanying notes are an integral part of the financial statements.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173) NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed in the preparation of the financial statements of the Retirement Savings and Investment Plan for Union Employees of Tropicana Products, Inc. and Affiliates (Teamsters Local Union #173) (the "Plan") conform with generally accepted accounting principles. The more significant accounting policies are:

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation

Investment securities are recorded and valued as follows:

United States government obligations at fair value based on the current market yields; temporary investments in short-term investment funds at cost which in the normal course approximates market value; securities representing units of other funds at net asset value; the PepsiCo Company common shares at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

Security Transactions

Security transactions are accounted for on a trade date basis with the average cost basis used for determining the cost of investments sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate. Changes in discount on coupons detached from United States Treasury Bonds are reflected as unrealized appreciation.

2. PREPARATION OF FINANCIAL STATEMENTS

The statements of net assets available for benefits as of January 1, 2002 and December 31, 2001 and the statements of changes in net assets available for benefits for the period and year then ended were prepared from information certified by Dreyfus Trust Company, trustee.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES OF TROPICANA PRODUCTS, INC. AND AFFILIATES (TEAMSTERS LOCAL UNION #173)
NOTES TO FINANCIAL STATEMENTS

3. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan established as of July 1, 1997 by Tropicana Products, Inc. (the "Company").

The Plan covers all employees of Tropicana Products, Inc., who are represented by the International Brotherhood of Teamsters Local 173 Collective Bargaining Agreement (the "Company") and who have completed one month of Eligibility Service. A new participant may enter on the first day of any month.

4. MERGER OF PLAN

Effective January 1, 2002, the Plan was merged into the PepsiCo 401(k) Plan for Hourly Employees. The assets of the Plan were transferred to Fidelity Investments , the Trustee of the PepsiCo 401(k) Plan for Hourly Employees on January 2 , 2002.